EXHIBIT 99.1

Fury Reports Encouraging Metallurgical Test Results from the Ninaaskumuwin Lithium Discovery at Elmer East

TORONTO, July 22, 2025 (GLOBE NEWSWIRE) -- Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce preliminary metallurgical test results on its Ninaaskumuwin lithium discovery in the Eeyou Istchee James Bay Territory of Northern Quebec. The objective of the metallurgical test work was to characterize the mineralogy and metallurgical properties of the spodumene-bearing pegmatite intercepted in drilling. Results from the preliminary test work indicate that the Ninaaskumuwin lithium mineralization is amenable to conventional lithium extraction techniques with Heavy Liquid Separation resulting in recovery of 62.2% Lithium and a concentrate grade of 5.59% Li2O from a single composite sample. The metallurgical test work paired with the recently released drilling results of 32.35 (metres) m of 1.16% Li2O (see news release dated July 9, 2025) indicates that the Ninaaskumuwin lithium discovery warrants additional work.

Highlights from the test work:

  Samples analysed contain up to 42% spodumene;
  Spodumene is the sole lithium-bearing mineral identified;
  The pegmatite intercepted is free of impurities indicating that lithium concentrates suitable for lithium carbonate and lithium hydroxide battery grade products could possibly be produced;
  The Ninaaskumuwin pegmatite is a highly fractionated and fertile Lithium Cesium and Tantalum (LCT) pegmatite;
  Grades of the 85 samples analysed range from 0.02% to 3.71% Li2O and 0.36% to 6.30 % Fe2O3; and
  Recoveries of 62.2% Li and concentrate grade of 5.59% Li2O received from a single composite.

“We are encouraged by the metallurgical results from our newly acquired lithium asset in Quebec,” commented Tim Clark, CEO of Fury. “This project, as well as the others acquired through the Quebec Precious Metals transaction, is a positive addition to our portfolio of mineral exploration assets and warrants future follow-up work to realize the full potential of the project.”

Mineralogical Analysis

A mineralogical study of 58 samples selected from drill holes EE24-002 and EE24-003 was performed using an ECORE hyperspectral drill core scanner. The mineralogical compositions are summarized below:

  High percentage of spodumene (up to 42%);
  Abundance of albite (up to 70%), K-Feldspar (up to 42%) and quartz (up to 99%), and muscovite (up to 19%);
  Traces of beryl, calcite, columbite, manganese-columbite, elbaite, fluorapatite, amphibole, pyrite, spessartine, and iron oxides;
  Impure lithium-bearing minerals (lepidolite and petalite) were not identified, indicating that the mineralized pegmatite could possibly produce lithium concentrates suitable for lithium carbonate and lithium hydroxide battery grade products; and
  Cesium and tantalum levels and generally low K/Rb ratios indicate a high degree of magma fractionation and a high potential for lithium, cesium, and tantalum.

Metallurgical Tests

Tests were performed on 27 samples from the spodumene-bearing pegmatite intercepted in drill hole EE24-001 (127 - 151.85 m). Sample lengths ranged from 0.65 m to 1.05 m. Results are summarized below:

  Average density: 2.70 g/m3;
  Sieve analysis of 2,000 to 20 µm show that lithium bearing spodumene is evenly distributed across all size fractions;
  Four grinding tests were conducted over a time range of 5, 15, 30 and 40 minutes to obtain a P80 (particle size range) using a laboratory ball mill (sample: 500 g; balls: 10 kg; water: 250 ml). After filtration of the mill output, wet sieving was performed using a 212 µm sieve. The results show that under the grinding conditions a grinding time of 40 minutes is necessary to obtain a product ground at 80% passing 212 µm.
  A test was conducted by grinding a sample prepared to 100% passing 3.36 mm to generate a stable closed circuit at the ball mill level with a circulating load of 250%. From the tested material, the Ball mill Work index (“BWi”) was calculated to be 11.35 Kwh/t. This is classified as a medium BWi.

Heavy Liquid Separation (“HLS”)

HLS tests were performed on one metallurgical sample from a composite sample from EE24-001. The composite sample was crushed to 100% less than 3 mm. The -3 mm +0.02 mm size fraction was submitted for two stages of HLS testing at d=2.96 and d=2.8. A spodumene concentrate with 5.59% Li2O, recovering 62.2% of the lithium in 11.4% of the mass was achieved (Figure 1).

Figure 1: HLS Processing Scheme Mass Balance

Elmer East

The Ninaaskumuwin lithium prospect is located on Fury’s 100% owned Elmer East project which covers approximately 45,735 hectares (ha). Ninaaskumuwin is easily accessible from the paved Billy Diamond highway, approximately 60 kilometres (km) north of the ‘km 381’ rest stop where accommodation, catering, fuel, and power are available. The discovery sits approximately 50 km north of Rio Tinto plc’s Galaxy Lithium project, acquired in March 2025 as part of the acquisition of Arcadium Lithium plc for USD 6.7 billion.

Drilling targeted a spodumene-bearing pegmatite outcrop, which returned surface samples of up to 3.92% Li2O. Highlights from the drill campaign include 32.35m of 1.16% Li2O from EE24-003 and 22.48m of 1.19% Li2O from EE24-002 (see news release dated July 9, 2025). The lithium mineralized spodumene-bearing pegmatite remains open at depth and along strike, warranting additional drilling.

“These preliminary results for lithium illustrate the very clean metallurgical character of the spodumene mineralization intercepted to date at Elmer East. We look forward to continuing to advance this promising discovery,” commented Bryan Atkinson, SVP Exploration of Fury.

Technical and scientific information disclosed from neighbouring Galaxy project does not necessarily apply to the Elmer East project.

To carry out the metallurgical test work financial assistance was provided by the ministère des Ressources naturelles et des Forêts (MRNF). This financial support was granted as part of the fourth call for projects of the Mineral Exploration Support Program for Critical and Strategic Minerals (“MCS”). This program supports companies in the mineral exploration sector in carrying out their projects aimed at developing MCS deposits in Quebec.

Mineralogical analysis and metallurgical tests were conducted by IGS Impact Global Solutions Inc. (“IGS”), in their laboratory in Delson, Quebec.

Metallurgical test work was completed by analysing ½ HQ drill core samples prepared using IGS’s procedure P/SMu/02 ISO-17025-version 2017 as follows:
·         Drying
·         Weighing
·         Crushing P80 = 2 mm
·         Splitting (1/2, 1/4, 1/8, 1/16 a, 1/16 b)
·         Preparation of a representative composite and division into subsamples of 500g each for testing

Valérie Doyon, P.Geo, Senior Project Geologist at Fury, is a “qualified person” within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds an 11.8 million common share position in Dolly Varden Silver Corp (approximately 13.5% of issued shares). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:
Margaux Villalpando, Investor Relations
Tel: (844) 601-0841
Email: info@furygoldmines.com
Website: www.furygoldmines.com

Neither the TSX nor its Regulations Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Statements and Additional Cautionary Language

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Forward-looking statements contained in this release primarily relate to statements that may suggest that the future work at the Ninaaskumuwin lithium discovery may identify a significant mineral resource.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2024, and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company’s Annual Report available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/61f50a7b-ee8a-41da-be98-e659889c1c7f.